Exhibit 99.1

Immuron North American Travelan® sales up 185% Global sales up 216%

Key Highlights:

●	North American Travelan® sales up by 185% YoY in Q3 FY22

●	Global sales up 216% YoY in Q3 FY22.

●	YTD March 31, FY22 worldwide Travelan® sales reached AU $392K, increasing 340% YoY.

Melbourne, Australia, April 27, 2022: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced the sales results of its commercially available and over-the-counter gastrointestinal and digestive health immune supplement Travelan® for the third quarter of the fiscal year 2022, ending on March 31, 2022.

North American Travelan® sales were up by 185% and worldwide gross sales grew by 216% YoY in the third quarter of FY22, reaching AU $193K compared to AU $61K in Q3 FY21. YTD March 31 FY22 worldwide Travelan® sales reached AU $392K marking a healthy 340% increase on the same time last year.

In Australia, Travelan® sales increased to AU $24K in Q3 FY22, representing an increase over Q3 FY21 (AU $2K). Coming out of the pandemic and with international travel on the increase we are starting to see positive signs of sales growth in Q4.

In the US, Travelan® sales were AU $153K for Q3 FY22 (and AU $293K for YTD March 31 FY22) compared with nil for the corresponding periods in FY21. This growth was attributable to increasing sales in both Passport Health Travel Clinics and on the Amazon e- commerce channel. While not at pre-pandemic peak, the sales numbers in the US are starting to considerably pick up again.

In mid to late March 2020, the COVID-19 pandemic resulted in international travel restrictions being enacted in all markets in which Travelan® is sold. This has had significant impact on Travelan® sales over the last two years. Positive signs of sales growth are starting to be demonstrated again, especially in the US, for the first time since the pandemic began. It is encouraging to see positive sales growth again which is correlating well with the recommencement of international travel. We anticipate sales will continue to improve in Q4 and during the next fiscal year.

*	Unaudited gross revenue

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COMPANY CONTACT:

Jerry Kanellos, Ph.D.
Chief Executive Officer
Ph: +61 (0)3 9824 5254
info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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